

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2024

Lipeng Dai
Chairman of Board of Directors
Yuanyi Pharmaceutical Technology Holding Group Co Ltd
3-212 Governors Square 23 Lime Tree Bay Avenue Grand
Cayman KY1-1203
Cayman Islands

> **Re: Yuanyi Pharmaceutical Technology Holding Group Co Ltd**
> **Registration Statement on Form F-1**
> **Filed July 10, 2024**
> **File No. 333-280749**

Dear Lipeng Dai:

Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

Please contact Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences